Exhibit 99.1

The following sets forth certain unaudited consolidated financial information of Alliance for the three and nine month periods ended September 30, 2012 and 2011, respectively, and as of September 30, 2012 and December 31, 2011.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
	Unaudited
	(Dollars in thousands, except per share data)
Income Statement Data:
Interest income	$4,170	$5,398	$13,154	$17,053
Interest expense	$1,099	$1,356	$3,533	$4,320
Net interest income	$3,071	$4,042	$9,621	$12,733
Provision for (recovery of) loan losses	$(222)	$130	$228	$1,205
Non-interest income (loss)	$(153)	$(651)	$(378)	$352
Non-interest expense	$3,466	$4,067	$10,764	$11,554
Income tax (benefit) expense	$(156)	$(303)	$(227)	$70
Net income (loss)	$(170)	$(503)	$(1,522)	$256

Per Share Data: (1)
Basic net income (loss)	$(0.03)	$(0.10)	$(0.30)	$0.05
Fully diluted net income (loss)	$(0.03)	$(0.10)	$(0.30)	$0.05
Book value at period end	$5.30	$6.75	$5.30	$6.75

	As of September 30, 2012	As of December 31, 2011
	Unaudited
	(Dollars in thousands)
Balance Sheet Data:
Total assets	$521,930	$506,483
Total loans, net of unearned discount	$287,981	$306,876
Allowance for loan loss	$4,866	$5,393
Total investment securities	$79,411	$123,463
Total trading securities	$293	$596
Non-accrual loans	$10,853	$13,264
Other real estate owned	$3,575	$3,748
Other impaired loans	$560	—
Troubled debt restructurings	$897	$956
Total non-performing assets	$15,885	$17,968
Total deposits	$414,209	$380,443
Shareholders’ equity	$27,069	$28,122

Asset Quality Ratios: (1)
Allowance to period-end loans	1.69%	1.76%
Allowance to non-performing loans	39.53%	37.93%
Non-performing assets to total assets	3.04%	3.55%
Net charge-offs to average loans	0.26%	0.45%

Capital Ratios:
Tier 1 risk-based capital	12.1%	12.3%
Total risk-based capital	13.7%	13.8%
Leverage capital ratio	7.4%	7.4%
Total equity to total assets	5.2%	5.6%

(1)	Non-performing assets consist of nonaccrual loans, other impaired loans, TDR’s, loans greater than 90 days and accruing and foreclosed properties.

Earnings were negatively affected by merger related expenses of $666 thousand, the negative fair value adjustment on the FHLB advance of $668 thousand and a reduction in interest income of $3.9 million from $17.1 million for the nine months ended September 30, 2011 to $13.2 million for the nine months ended September 30, 2012. The reduction in interest income was comprised of a $1.4 million decrease in the loan interest income and a $2.5 million decrease in the interest income from investment securities. In addition, due to improvement in the overall risk profile of the loan portfolio and a lower level of total loans, Alliance released a portion of its allowance for loan losses into income and did not recognize a provision expense during the quarter.

The increase in total assets is directly related to a $69.7 million increase in cash and due from banks since December 31, 2011, with such increase being offset by an $18.9 million decrease in the loan portfolio related to the payoff of a number of loan relationships as well as a $44.1 million reduction in Alliance’s investment portfolio. The increase in cash relates to the cyclical nature of the business of Alliance’s title and escrow clients.

The decrease in total loans since December 31, 2011 results from the payoffs of a number of loan relationships, as well as scheduled principal repayments. While new loan activity has increased in the first nine months of 2012, the volume of originations has not kept pace with repayments.

The decrease in the investment securities portfolio is attributable to Alliance’s management’s strategy to reduce the investment portfolio by taking opportunistic gains to mitigate some of the losses realized in the CMO portfolio and to improve the overall yield. In addition, during the nine months ended September 30, 2012, Alliance Bank experienced greater than expected prepayments on a variety of investment securities.